PLANET GREEN HOLDINGS CORP.

130-30 31st Ave, Suite 512
Flushing, NY 11354

(718) 799-0380

April 24, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Ms. Jennifer Angelini

Mr. Jay Ingram

Re:	Planet Green Holdings Corp.

Registration Statement on Form S-3

Filed April 18, 2023

File No. 333-259611

Dear Ms. Angelini and Mr. Ingram:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Planet Green Holdings Corp. hereby requests the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on April 26, 2023, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Planet Green Holdings Corp.

By:	/s/ Bin Zhou
Bin Zhou
Chief Executive Officer

cc:	Bill Huo, Esq.

Steven L. Glauberman, Esq.